SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of June 19, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   [ X ]    Form 40-F   [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   [    ]    No   [ X ]

SIGNATURES
KLM AND CONTINENTAL EXTEND COMMERCIAL AGREEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: June 19, 2003	By	/s/ R.A. Ruijter
Name : R.A. Ruijter Title : Managing Director & CFO

	By	/s/ H.E. Kuipéri
Name : H.E. Kuipéri Title : Senior Vice President & General Secretary

03/051

KLM AND CONTINENTAL EXTEND COMMERCIAL AGREEMENT

AMSTELVEEN, JUNE 11, 2003 — KLM Royal Dutch Airlines and Continental Airlines have further extended the commercial agreement they initiated in December 2001 and expanded in June 2002. Both airlines have tuned this new long-term agreement with their joint partner, Northwest Airlines.

The renewed agreement sees KLM and Continental codesharing on flights beyond their hubs in Houston, New York/Newark and Amsterdam, to a wide range of destinations in the United States, Europe, Africa and the Middle East. In addition, passengers will continue to benefit from the linking of KLM and Continental’s loyalty programs and reciprocal access to lounge facilities.

KLM and Continental’s existing codesharing network can now be extended with new codeshare destinations on KLM flights into Europe, the Middle East and Africa and on Continental flights into the U.S., Mexico, Central and South America. Subject to government approval KLM will code share to an additional 22 destinations throughout Latin America. Other additional destinations in the US are also contemplated by both airlines. Examples of additional code share destinations for KLM include: Acapulco, Cancun, Ixtapa and Saint Maarten.

Continental is Northwest Airlines’ key marketing alliance partner in the United States and has now reaffirmed its long-term partnership with KLM. The three carriers intend to jointly improve and extend connections for their passengers at their respective hubs and gateways, further strengthening the position of KLM’s home base Amsterdam Airport Schiphol.

For further information, please contact: KLM Media Relations, Bart Koster, at +31 (0)20-64 945 45

AMS/DR/BK